82-34629

Rule 12g3-2(b) File Number: ~~82-5237~~

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 23 2005
WASH, D.C. 213

05012797

November 1st, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

SUPPL

Re: Rule 12g3-2(b) Exemption – File Number 82-5237
Zhejiang Expressway Co., Ltd. (the "Company")

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) there under. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a copy of the announcement of the company regarding the approval on 2005 Interim Dividend Distribution of the Extraordinary General Meeting.

The enclosed announcement will also be published on two Hong Kong newspapers, namely the <the South China Morning Post> in English, and the <Hong Kong Economic Times> in Chinese on November 1st 2005.

Thank you for your attention.

PROCESSED
NOV 29 2005

Sincerely yours,

Fiona Sze
Executive Assistant
Zhejiang Expressway Co., Ltd

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0576)

Announcement on Resolutions Passed at the EGM

Results of EGM

Zhejiang Expressway Co., Ltd. (the "Company") published the notice of its proposed extraordinary general meeting (the "EGM") on September 15, 2005, and subsequently held the EGM at 9:00 a.m. on October 31, 2005, at 18th Floor, Zhejiang World Trade Center, 122 Shuguang Road, Hangzhou, the PRC.

Three shareholders of the Company (the "Shareholders") attended the EGM by proxy, representing a total of 3,511,881,657 shares of the Company entitled to attend and to vote at the EGM, or 80.86% of total issued share capital of the Company. The EGM was chaired by Director and General Manager of the Company, Mr. Fang Yunti.

After considering the resolutions proposed by the board of directors of the Company, the Shareholders attending the EGM by proxy resolved through voting by way of poll to approve the ordinary resolutions, details of which are as follows:

1. Approved and declared an interim dividend of Rmb7.0 cents per share in respect of the six months ended June 30, 2005, with 3,511,881,657 shares voted in the affirmative (representing 100.00% of total shares held by the Shareholders present at the EGM) and no share voted in the negative;

2. Approved the appointment of Deloitte Touche Tohmatsu Certified Public Accountants Hong Kong as the Hong Kong auditors of the Company and authorized the board of directors of the Company to fix their remuneration, with 3,510,631,657 shares voted in the affirmative (representing 99.96% of total shares held by the Shareholders present at the EGM) and no share voted in the negative; and

3. Approved the re-appointment of Zhejiang Pan China Certified Public Accountants as the People's Republic of China auditors of the Company and authorized the board of directors of the Company to fix their remuneration, with 3,510,533,657 shares voted in the affirmative (representing 99.96% of total shares held by the Shareholders present at the EGM) and no share voted in the negative.

The total number of issued shares of the Company entitling the holders to attend and vote for or against the ordinary resolutions at the EGM was 4,343,114,500. There was no share entitling any holder to attend and vote only against the ordinary resolutions at the EGM. Ms. Grace Le of Deloitte Touche Tohmatsu Certified Public Accountants was appointed and acted as scrutineer for the vote taking during the EGM. No person was required to abstain from voting at the EGM in relation to the ordinary resolutions.

Further Information on the Payment of Interim Dividend for the Six Months Ended June 30, 2005

As stated above, the proposed distribution of profits of the Company for the six months ended June 30, 2005 to the amount of Rmb7.0 cents per share was approved by the Shareholders at the EGM. Shareholders of the Company whose names appeared in the register of members of the Company on October 6, 2005 are entitled to the said interim dividend.

Pursuant to the Company's articles of association, dividends of H Shares shall be paid in Hong Kong dollars according to the average closing price of Hong Kong dollars to Renminbi declared by the People's Bank of China in the five trading days immediately preceding the date of the declaration of dividends. The applicable exchange rate for the purpose of the payment of the interim dividend is therefore HK$1.00 to Rmb1.0427. The interim dividend of HK$0.06713 per share is expected to be paid to shareholders of the H Shares of the Company on or before November 25, 2005.

By Order of the Board
Zhang Jingzhong
Company Secretary

Hangzhou, October 31, 2005

As at the date of this announcement, the executive directors of the Company are: Messrs. Geng Xiaoping, Fang Yunti, Zhang Jingzhong and Xuan Daoguang; the non-executive directors are: Messrs. Zhang Luyun and Zhang Yang; and the independent non-executive directors are: Messrs. Tung Chee Chen, Zhang Junsheng and Zhang Liping.